UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Chartered Semiconductor Manufacturing Ltd.

(Name of Issuer)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
American Depositary Shares: 16133R205**

(CUSIP Number)
Lena Chia, Director
Singapore Technologies Semiconductors Pte Ltd
60B Orchard Road, #06-18 Tower 2
The Atrium @Orchard
Singapore 238891
Telephone: (65) 6890-6968

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Michael W. Sturrock, Esq.
Latham & Watkins LLP
9 Raffles Place #42-02
Singapore 048619
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171
September 7, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
** The CUSIP No. of the American Depositary Shares changed from 16133R106 to 16133R205 upon the consolidation of every ten Ordinary Shares into one Ordinary Share (and each American Depositary Share continuing to represent ten Ordinary Shares following the consolidation) effective on May 21, 2009 (the “Share Consolidation”).

SIGNATURE
EXHIBIT INDEX
EX-99.3 Letter of Undertaking dated September 7, 2009 between the Acquiror and ATIC, and STSPL

SCHEDULE 13D

CUSIP No.	16133R205*	Page	2	of	7

1	NAMES OF REPORTING PERSONS Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		586,752,688**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

586,752,688**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,752,688**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.28%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The CUSIP No. of the American Depositary Shares changed from 16133R106 to 16133R205 upon the Share Consolidation.
** After adjustment to reflect the Share Consolidation.
*** Based upon 942,060,579 Ordinary Shares outstanding as of September 4, 2009 as reported in the joint announcement dated September 7, 2009 announcing the scheme of arrangement described in this Schedule 13D/A.

SCHEDULE 13D

CUSIP No.	16133R205*	Page	3	of	7

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		586,752,688**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

586,752,688**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,752,688**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.28%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO and HC
* The CUSIP No. of the American Depositary Shares changed from 16133R106 to 16133R205 upon the Share Consolidation.
** After adjustment to reflect the Share Consolidation.
*** Based upon 942,060,579 Ordinary Shares outstanding as of September 4, 2009 as reported in the joint announcement dated September 7, 2009 announcing the scheme of arrangement described in this Schedule 13D/A.

Page 4 of 7 Pages
     This Amendment No. 1 amends the Schedule 13D previously filed by Singapore Technologies Semiconductors Pte Ltd (“STSPL”) and Temasek Holdings (Private) Limited (“Temasek”, and together with STSPL, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on April 24, 2009 (the “Original Schedule 13D”), with respect to the ordinary shares (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each representing ten Ordinary Shares) (the “ADSs”) (CUSIP No. 16133R205)*, of Chartered Semiconductor Manufacturing Ltd., a company organized and existing under the laws of the Republic of Singapore (the “Company”). The address of the Company’s principal executive offices is 60 Woodlands Industrial Park D, Street 2, Singapore 738406.

Item 2.	Identity and Background
Item 2 is hereby amended and supplemented as follows:
     The information regarding the executive officers and directors of STSPL and Temasek set forth in Exhibit 99.1 to the Original Schedule 13D is updated to (i) reflect that Mr. Goh Yew Lin, a Director of Temasek, is also an independent Director of Trailblazer Foundation Ltd, (ii) delete “Rose Garden” from the address of Ms. Ho Ching, an Executive Director and CEO of Temasek, and (iii) delete in its entirety the reference to Charles W. Goodyear as Executive Director & CEO — Designate and the information concerning him included therein.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following:
     On September 7, 2009, in a joint announcement, the respective boards of directors of the Company and ATIC International Investment Company LLC (the “Acquiror”) announced the proposed acquisition (the “Acquisition”) of the Company by the Acquiror, a special purpose vehicle incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC (“ATIC”). ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi. The Company and the Acquiror have on September 7, 2009 entered into an implementation agreement (the “Implementation Agreement”) to effect the Acquisition by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”) and in accordance with the Singapore Code on Take-overs and Mergers. Under the Scheme, all the issued and paid-up Ordinary Shares, including Ordinary Shares represented by ADSs, held by the shareholders of the Company (“Company Shareholders”) of record as at a books closure date to be announced by the Company will be transferred to the Acquiror in consideration for which each such Company Shareholder will be entitled to receive S$2.68** in cash for each Ordinary Share (the “Scheme Consideration”).
     The Scheme will require, among other things, (i) the approval of the Scheme by a majority in number of, and representing not less than 75% in value of the Ordinary Shares held by, Company Shareholders present and voting, either in person or by proxy, at the meeting of the Company Shareholders to be convened at the direction of the High Court of Singapore (the “Court”) to approve the Scheme and any adjournment thereof (the “Court Meeting”), and (ii) the approval of the Scheme by the Court. In addition, the Scheme is conditional upon the satisfaction (or, where applicable, waiver) of a number of conditions precedent provided in the Implementation Agreement and the Scheme will only come into effect upon the lodgment of a copy of the order of the Court (if approved) with the Accounting and Corporate Regulatory Authority of Singapore. Upon such time as the Scheme, with or without modification, becomes effective, it will be binding on all Company Shareholders, whether or not they attended or voted at the Court Meeting (and if they attended and voted, whether or not they voted in favor of the Scheme).
     Under the Implementation Agreement, subject to prior consultation with the Securities Industry Council of Singapore, the Acquiror may elect to proceed by way of a voluntary conditional cash offer to acquire the Ordinary Shares (the “Offer”) in lieu of proceeding with the Acquisition by way of the Scheme (the “Switch Option”) if (i) any person (other than the Acquiror or any of its concert parties) publicly announces a superior offer for no less than 30% of the voting rights of the Company; (ii) the Acquiror validly exercises its right to match the superior offer and receives, or is deemed pursuant to the terms of the Implementation Agreement to have received, notification from the Company that its independent directors have determined that the Acquiror has matched the superior offer; and (iii) the Acquiror duly announces its firm intention to make the Offer. If the Acquiror validly exercises the Switch Option, the Acquiror is required under the Implementation Agreement to make the Offer on the same or better terms as those set out in the Acquiror’s proposal to the Company when it exercised its right to match

*	The CUSIP No. of the American Depositary Shares changed from 16133R106 to 16133R205 upon the Share Consolidation.

**	“S$” refers to Singapore dollars, the legal currency of Singapore.

Page 5 of 7 Pages
the superior offer. The acceptance condition of such Offer may be set at only more than 50% of the Ordinary Shares (including Ordinary Shares represented by ADSs) and not conditional on higher level acceptances. If the Acquiror validly exercises the Switch Option, the Implementation Agreement will terminate (subject to certain surviving provisions) with effect from the date of the Acquiror’s announcement of its firm intention to make the Offer.
     The Company has undertaken in the Implementation Agreement to procure that an extraordinary general meeting of Company Shareholders (the “EGM”) be held immediately upon the conclusion of the Court Meeting (if the resolutions submitted to the Court Meeting are approved by the requisite majorities of Company Shareholders), for the purposes of passing special resolutions (the “Special Resolutions”) to amend the Company’s Articles of Association (the “Articles”) to provide that, subject to the Scheme becoming effective, or, where the Offer is made, the completion of the compulsory acquisition of the Ordinary Shares by the Acquiror pursuant to Section 215(1) of the Singapore Companies Act in the event that the Offer becomes or is declared unconditional in all respects and the Acquiror has received acceptances in respect of not less than 90% of the Ordinary Shares, as the case may be, (i) if any new Ordinary Shares are issued to any person other than the Acquiror or a subsidiary of the parent company of the Acquiror, (a “New Member”) after 48 hours before the Court Meeting, or, where the Acquiror has made an Offer and the Offer has become or has been declared unconditional in all respects, the closing date of the Offer, such New Member shall be required to transfer such Ordinary Shares immediately upon issue to the Acquiror, in consideration of a sum equal to (a) the Scheme Consideration or (b) where the Offer has been made, the offer price under the Offer (subject to such adjustments, if any, as may be required in the event of a sub-division or consolidation of the Ordinary Shares) and (ii) upon a conversion of any convertible redeemable preference shares of the Company (the “Preference Shares”), the Company shall have the right but not the obligation in its sole discretion and without the consent of the holder of the Preference Shares to satisfy its obligation to issue Ordinary Shares upon such conversion by redeeming such Preference Shares for the accreted amount of such Preference Shares on the applicable redemption date. Such Special Resolutions, if approved, will take effect on their respective specified dates of effectiveness.
     In connection with the Acquisition, STSPL has entered into a letter of undertaking with the Acquiror and ATIC (the “Letter of Undertaking”) (filed as an exhibit hereto) pursuant to which it has irrevocably undertaken to the Acquiror to, among other things, (i) vote all its Ordinary Shares in favor of the Scheme and any other matter necessary or proposed to implement the Scheme at the Court Meeting, (ii) if the Acquiror makes the Offer in compliance with the valid exercise of the Switch Option, accept the Offer in respect of all its Ordinary Shares and (iii) to the extent permitted by applicable laws, rules and regulations, vote all of its Ordinary Shares at the EGM in favor of the Special Resolutions. The Letter of Undertaking covers a total of 586,752,688 outstanding Ordinary Shares. The undertaking to vote in favor of the Scheme will remain binding in the event of a competing offer for the Company and the Acquiror does not exercise the Switch Option or otherwise make an Offer in lieu of proceeding with the Scheme. In the event the Acquiror makes an Offer in lieu of proceeding with the Scheme and the Offer is not made in compliance with the valid exercise of the Switch Option, the Letter of Undertaking will terminate on and from the date the Offer is made.
     STSPL has also agreed in the Letter of Undertaking to, among other things, (i) not, directly or indirectly, offer, sell, transfer, give or otherwise dispose of, or encumber its Ordinary Shares, except pursuant to the Scheme or the Offer, as the case may be; (ii) not accept any competing offer, whether or not such competing offer is higher than the purchase price of its Ordinary Shares under the Scheme or the Offer, as the case may be, and not approve, endorse, recommend, vote or agree to vote for (and to vote against or reject) any competing offer; (iii) not, and to procure that none of Temasek or any of its or their respective employees, officers and advisers will, on its behalf or on behalf of Temasek, directly or indirectly, solicit, encourage, initiate or participate in any offer, proposal or expression of interest, or make any initial or further approach to any person, or entertain any approach from, enter into or continue negotiations or discussions with any person, or communicate any intention to do any of these things, with respect to any competing offer, save for certain exceptions; and (iv) notify the Acquiror immediately if it or Temasek are informed or otherwise become aware of any offer, proposal or expression of interest that it reasonably believes could lead to a competing offer and disclose to the Acquiror all material terms of such proposal, save for certain exceptions.
     The Letter of Undertaking will terminate on the earliest of the following dates: (i) March 8, 2010 in Singapore, or March 11, 2010 in Singapore in the case of a specified event set out in the Implementation Agreement, in each case as may be extended for up to 16 business days in Abu Dhabi and Singapore in the aggregate in the event there is a delay or postponement in the despatch of the scheme document to be sent to Company Shareholders in connection with the Scheme, or an adjournment of the Court Meeting in certain circumstances in response to a competing offer, or such other date as the Acquiror and the Company may agree (the “Long-Stop Date”), or such later date as the Acquiror and STSPL may agree in writing, if the Scheme lapses, is withdrawn or does not become effective by such time for any reason other than a breach by STSPL of any of its obligations set forth in the Letter of Undertaking; (ii) in the event the Acquiror makes an Offer in lieu of proceeding with the Scheme and such Offer is not made in compliance with the valid exercise of the Switch Option, the date on which such Offer is made; (iii) the date the Scheme lapses, is withdrawn or does not become effective for any reason other than a breach by STSPL of any of its obligations set forth in the Letter of Undertaking; or (iv) the date the Scheme becomes effective in accordance with its terms; provided that where an Offer is made in compliance with a valid exercise of the Switch Option, then, notwithstanding the foregoing, the

Page 6 of 7 Pages
Letter of Undertaking will terminate on the earlier of (a) the completion of the Offer by the transfer of the Ordinary Shares to the Acquiror or as it may direct subsequent to the Offer becoming conditional or (b) four months after the Long-Stop Date.
     Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and (i) subject to the approval of the Singapore Exchange Securities Trading Limited (“SGX-ST”), the Ordinary Shares will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the SEC and to the prior written notification to the NASDAQ Global Select Market (“Nasdaq”), the ADSs will be delisted from Nasdaq. The Company also intends to terminate its ADS program in accordance with the terms of its deposit agreement with the ADS depositary, Citibank, N.A., and deregister and terminate its reporting obligations under the Act with respect to its Ordinary Shares and ADSs.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Letter of Undertaking, which is filed as an exhibit hereto and is incorporated herein by reference.
     Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act (although the Reporting Persons reserve the right to develop such plans).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following:
     The responses to Item 4 hereof, and the agreement attached as an exhibit hereto, are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following:
     Exhibit 99.3 Letter of Undertaking dated September 7, 2009 between the Acquiror and ATIC, and STSPL

Page 7 of 7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Singapore Technologies Semiconductors Pte Ltd
By	/s/ Lena Chia Yue Joo
Name:	Lena Chia Yue Joo
Title:	Director
Date:	September 8, 2009

Temasek Holdings (Private) Limited
By	/s/ Lena Chia Yue Joo
Name:	Lena Chia Yue Joo
Title:	Managing Director, Legal & Regulations
Date:	September 8, 2009

EXHIBIT INDEX

99.3	Letter of Undertaking dated September 7, 2009 between the Acquiror and ATIC, and STSPL